                       Brighton Technologies Corporation
                                 6 Pearl Court
                              Allendale, NJ 07401


                                 March 19, 1998


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

        Re:     Brighton Technologies Corporation
                Withdrawal of Registration Statement on Form SB-2
                File No. 333-40083

Ladies and Gentlemen:

        Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), Brighton Technologies Corporation (the "Company") hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-40083), originally filed with the Securities and Exchange Commission on November 12, 1997, and amended January 20, 1998. None of the securities covered by such Registration Statement were offered for sale of sold.

        The Company has decided not to sell, in a public offering, the securities being registered thereby due, in substantial part, to uncertainties in the Asian economies. The Company anticipates that it will raise capital in private transactions exempt from registration.

        Please provide the Company and the Company's legal counsel, David L. Ficksman, Loeb & Loeb LLP, 1000 Wilshire Boulevard, Suite 1800, Los Angeles, California 90017, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact Mr. Ficksman at
(213) 688-3698 or the undersigned at (201) 818-2889.

                                        Very truly yours,

                                        /s/ Kit Kung

                                        Kit Kung
                                        Chairman, President and
                                        Chief Executive Officer

cc:     David L. Fisksman, Esq.